[GlycoGenesys, Inc. Letterhead]

September 30, 2004

Jeffrey P. Reidler

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Reidler,

We are in receipt of your letter dated August 26, 2004, regarding the Registration Statement on Form S-3, File No. 333-118125 (the “Filing”) made by GlycoGenesys, Inc. (the “Company”). In response to your request and on behalf of the Company, I acknowledge that the disclosure in the Filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the applications may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Filing.

If there are no further comments, the Company has separately requested that the effectiveness of the Filing be accelerated to be effective as of October 1, 2004 at 9:00 a.m., or as quickly thereafter as possible.

Sincerely, GlycoGenesys, Inc.

By:	/S/ WILLIAM O. FABBRI
Name: William O. Fabbri Title: General Counsel